UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM
11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

COMMISSION FILE NUMBER
1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Crowe LLP Independent Member Crowe Global
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Participants and Plan Administrator of the Ameren Corporation Savings Investment Plan St. Louis, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Ameren Corporation Savings Investment Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit p roc
edures performed in conjunction with the audit of Ameren Corporation Savings Investment Plan financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP
We have served as the Plan’s auditor since 2014.
Oakbrook Terrace, Illinois
June 26, 2026

Ameren Corporation
Savings Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Investments, at fair value	$3,325,831,047	$2,942,487,062
Investments, at contract value	214,677,784	232,921,178

Total investments	3,540,508,831	3,175,408,240

Receivables
Notes receivable from participants	39,925,673	39,710,984
Participant contributions	3,296,362	3,146,600
Employer contributions	4,500,720	3,743,797
Dividends and interest	575,984	560,386
Due from brokers for securities sold	5,581,585	5,060,244

Total receivables	53,880,324	52,222,011

Total assets	3,594,389,155	3,227,630,251

Liabilities
Accrued expenses	423,765	499,133
Due to brokers for securities purchased	8,760,618	7,355,645

Total liabilities	9,184,383	7,854,778

Net assets available for benefits	$3,585,204,772	$3,219,775,473

The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2025 and 2024

	2025	2024
Additions:
Investment Income
Interest and dividends	$39,234,760	$33,836,451
Net appreciation in fair value of investments	450,260,288	390,470,586

Total income	489,495,048	424,307,037
Interest on notes receivable from participants	2,996,071	2,659,265
Participant contributions	140,123,618	135,592,244
Employer contributions	49,821,694	48,651,827

Total additions	682,436,431	611,210,373

Deductions:
Benefits paid to participants	313,868,228	372,529,222
Administrative expenses	3,138,904	3,509,125

Total deductions	317,007,132	376,038,347

Net increase	365,429,299	235,172,026
Net assets available for benefits
Beginning of year	3,219,775,473	2,984,603,447

End of year	$3,585,204,772	$3,219,775,473

The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.	Description of the Plan
General
The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Summary Plan Description for the Plan for more complete information.
The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the opportunity to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.
The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Ameren Administrative Committee has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company (“Fidelity”), as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.
Participation
All regular full-time employees are eligible to participate in the Plan upon employment. Part-time or temporary employees are eligible to participate in the Plan upon completion of a year of service with at least 1,000 hours of service; or effective January 1, 2021, if they have completed 500 hours of employment annually over any three consecutive year period that begins on or after January 1, 2021; or effective January 1, 2025 if they complete 500 hours of employment annually over any two consecutive year period that begins on or after January 1, 2023. Effective January 1, 2026, the Plan was amended to remove the one year of service requirement for eligibility.
Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.
If employees do not make an election, nor
opt-out
within 30 days of employment, they are automatically enrolled at a 6%
pre-tax
contribution rate, invested in a Target Date fund based upon the date at which the Participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax
contribution 1% annually, with no cap on the annual increases. Employees may opt-out
or make alternative elections at any time.
Contributions
Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount e qu
al to a percentage of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contributions depends on the Participant’s employment classification and, for contract employees, is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up
Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full match during such year.
The Plan permits annual
“catch-up”
contributions for all employees age 50 and older. For eligible employees, the additional
“catch-up”
contributions were limited to $7,500 in 2025 and 2024. The Company does not match
“catch-up”
contributions. Notwithstanding the foregoing, effective January 1, 2026, the Plan was amended to allow participants who attain ages
60-63
during the Plan year a higher
catch-up
limit.
The Plan permits the Company to make an Additional Company Contribution for contract employees in compliance with a collective bargaining agreement with the specific union representing the Participants. Additional Company Contributions will always be 100% vested and nonforfeitable, and will otherwise be subject to the same distribution, loan and withdrawal restrictions as apply to Employer Basic Matching Contributions.
Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including the Ameren Stock Fund. The Ameren Stock Fund is comprised primarily of Ameren common stock and a small position in a short-term liquidity investment. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund. Participant contributions and Employer Basic Matching Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Employer Additional Matching Contributions invested in the Ameren Stock Fund may be immediately reallocated to any of the other investment options available under the Plan at the participants’ discretion. Investment elections may be changed daily.
At December 31, 2025, the Ameren Stock Fund held 3,742,606 shares of Company common stock with a fair value of $373,736,635 and shares of the Fidelity Institutional Money Market Government Portfolio with a fair value of $5,381,807. At December 31, 2024, the Ameren Stock Fund held 3,810,296 shares of Company common stock with a fair value of $339,649,785 and shares of the Fidelity Institutional Money Market Government Portfolio with a fair value of $5,085,186.
Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

Participant Accounts
Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s matching contributions and (b) Plan earnings. Each Participant’s account is charged with benefits paid, and an allocation of (a) Plan losses and (b) administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan.
The Plan imposes certain restrictions on participant directed investments into the Ameren Stock Fund. Allocations (other than the Employer Additional Matching Contributions) to the Ameren Stock Fund are limited to 20 percent for both contributions and existing balances. No more than 20 percent of contributions other than the Employer Additional Matching Contributions may be directed to the Ameren Stock Fund or, if rebalancing, the Ameren Stock Fund balance cannot exceed 20 percent of a participant’s total account balance. If a participant’s investments in the Ameren Stock Fund remain above 20 percent of his or her total account balance since September 1, 2019 (effective date of the restriction), then additional exchanges into the Ameren Stock Fund will not be permitted.
Notes Receivable from Participants
The Plan permits Participants to borrow from their accounts within the Plan. Participants may not have more than two loans outstanding at any time. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan
,
and (5) such other rules and regulations as may be adopted by the Company. As of December 31, 2025 and 2024, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.
Vesting
The amounts in Participants’ accounts, including Company contributions, are always fully vested.
Payment of Benefits
The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock.
On December 29, 2022, The Consolidated Appropriations Act of 2023 was enacted. The Act includes the retirement provisions referred to as SECURE 2.0. Beginning in 2023, the SECURE 2.0 Act raised the age that a participant must begin taking required minimum distributions (“RMDs”) to age 73. Effective for Participants who reached age 72 in 2023 the Plan began making RMDs no later than April 1, 2025.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

Participants may withdraw certain contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.
The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of Central Illinois Public Service Company, to receive certain distributions prior to termination of employment.
Plan Termination
The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2025 and 2024. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and less administrative expenses.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend
date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold
as well as held during the year.
Notes Receivable from Participants
Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Administrative Expenses
Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) flat dollar fees that are assessed to all Participants quarterly, and (2) fees accrued in investment funds that are separately managed accounts (versus commingled funds). Also, revenue sharing payments that Fidelity receives from mutual funds are allocated to Participant accounts quarterly.
Risks and Uncertainties
Investments are exposed to various risks, such as interest rate, market, and credit risks, which includes glob al
events such as geopolitical conflicts and pandemics. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Concentrations
Company common stock comprised 11% of investments at December 31, 2025 and 2024, respectively.

3.	Fair Value Measurements
The authoritative guidance issued by the Financial Accounting Standards Board (the “FASB”) regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:
Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.
The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2025 or 2024.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2025.

•	Common stocks: Valued at the closing price reported on the U.S. active markets on which the individual securities are traded (Level 1 inputs).

•	American depositary receipts (ADRs): Valued at the closing price reported on U.S. active markets on which the individual securities are traded (Level 1 inputs).

•
Collective trust funds: The fair values of participation units held in collective trusts are based on the Net Asset Value (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted daily and are executed at NAV as a practical expedient. The objective of the SSGA Short Term Investment Fund (value of $6,258,692 at December 31, 2025 and $3,506,358 at December 31, 2024) is to provide safety of principal, daily liquidity, and a competitive yield over the long term. The fund is invested in corporate bonds & notes, U.S. government agency obligations, short term instruments, and repurchase agreements. Units are typically purchased and redeemed at a constant NAV of $1.00 per unit. In the event that a significant disparity develops between the constant NAV and the fair value-based NAV, the fund trustee has the sole discretion to direct that the units be issued or redeemed at the fair value-based NAV until the disparity is deemed to be immaterial.

•
Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end
mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2025:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$373,736,635	$—	$—	$373,736,635
Common stocks-other than Plan sponsor stock	270,317,866	—	—	270,317,866
American depositary receipts (ADRs)	5,396,777	—	—	5,396,777
Collective trust funds	—	—	2,473,417,186	2,473,417,186
Mutual funds	202,962,583	—	—	202,962,583

Total assets reported at fair value	$852,413,861	$—	$2,473,417,186	$3,325,831,047

(a)
In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2024:

	Quoted Prices	Significant	Measured
	In Active	Other	at Net Asset
	Markets for	Observable	Value as a
	Identified Assets	Inputs	Practical
	(Level 1)	(Level 2)	Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$339,649,785	$—	$—	$339,649,785
Common stocks-other than Plan sponsor stock	280,317,600	—	—	280,317,600
American depositary receipts (ADRs)	6,026,309	—	—	6,026,309
Collective trust funds	—	—	2,118,884,192	2,118,884,192
Mutual funds	197,609,176	—	—	197,609,176

Total assets reported at fair value	$823,602,870	$—	$2,118,884,192	$2,942,487,062

(a)
In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

4.	Fully Benefit-Responsive Investment Contracts
The Plan holds investments in a separately managed stable value account that is managed by Galliard Capital Management. The separately managed account holds (1) an investment in the Short-Term Investment Fund II (SEI Trust Company sponsored CIT), and (2) a portfolio of investment contracts, valued at $214,677,784 and $232,921,178 at December 31, 2025 and 2024, respectively. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and less administrative expenses.
The investment contracts (also referred to herein as “wrapper contracts”) are issued by the following insurance companies (also referred to herein as “contract issuer(s)”):

•	American General Life Insurance Company (“AGL”)

•	Transamerica Life Insurance Company (“Transamerica”)

•	Voya Retirement Insurance and Annuity Company (“Voya”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Tower Life Insurance Company (“Met Life”)
As of December 31, 2025 and 2024, the underlying investments of the AGL, Mass Mutual, Transamerica, Voya, and Met Life contracts are holdings in collective trust funds. The investment contracts include wrapper contracts, which are agreements for the contract issuer to make payments to the Plan under certain circumstances. The wrapper contracts typically include certain conditions and limitations on the underlying assets owned by the Plan. The wrapper contracts are designed to accrue interest based on crediting rates calculated under the terms of the wrapper contracts, and also provide a guarantee that the crediting rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance are passed through to the Plan through adjustments to future wrapper contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value of the underlying assets and the contract value. Crediting rates are reset at least quarterly.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals may be paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

•	complete or partial termination of the stable value account, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the redemption of all or a portion of the stable value account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the stable value account or participating plans;

•	the delivery of any communication to Participants designed to influence a Participant’s decision to stop investing in this investment option; and

•	the addition of an Asset Allocation or Managed Account service without prior approval of the contract issuer, or a material change in such service.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value on behalf of the Participants.
These investment contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the investment contract if the contract value or the fair value of the underlying portfolio equals zero. The contract issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination and termination was caused by certain events including fraud or misconduct related to the investment contracts, such as material misrepresentations. In addition, if the Plan defaults in its obligations under the investment contract (including the contract issuer’s determination that the agreement constitutes a non-exempt
prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the investment contract, then the investment contract may be terminated by the contract issuer and the Plan will receive the fair value as of the date of termination.

5.	Transactions with Parties-in-Interest
Parties-in-interest
are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.
At December 31, 2025, the Plan held 3,742,606 shares of Company common stock with a cost and fair value of $200,496,899 and $373,736,635, respectively. During 2025, the Plan purchased 139,356 shares at a cost of $13,742,718 and sold 207,046 shares valued at $20,589,229.
At December 31, 2024, the Plan held 3,810,296 shares of Company common stock with a cost and fair value of $197,643,166 and $339,649,785, respectively. During 2024, the Plan purchased 147,522 shares at a cost of $11,485,245 and sold 323,016 shares valued at $25,646,132.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

For the year ended December 31, 2025, dividend income and realized gains from the sale of Company common stock was $10,649,834 and $9,700,245, respectively. For the year ended December 31, 2024, dividend income and realized gains from the sale of Company common stock was $10,391,016 and $9,090,944, respectively.
At December 31, 2025 and 2024, the Plan held shares in the Fidelity Institutional Money Market Government Portfolio. This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest
transactions. Notes receivable from Participants also reflect party-in-interest
transactions.
Fees paid by the Plan to the Trustee for recordkeeping, trust services, and advisory services were $1,402,551 and $1,390,801 for the years ended December 31, 2025 and 2024, respectively.
Fees paid to and investments issued by various Plan investment managers or affiliates of Plan investment managers also reflect party-in-interest
transactions.
These transactions are allowable
party-in-interest
transactions under Section 408(b)(8) of ERISA.

6.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2025 and 2024:

	2025	2024
Net assets available for benefits per the financial statements	$3,585,204,772	$3,219,775,473
Amounts allocated to deemed distributions of notes receivable from Participants	(2,325,616)	(2,180,524)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,093,432)	(16,016,470)

Net assets available for benefits per the Form 5500	$3,574,785,724	$3,201,578,479

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2025 and 2024

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2025:

Net increase in net assets available for benefits per the financial statements	$365,429,299
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	(8,093,432)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	16,016,470
Net decrease in defaulted notes receivable from Participants	24,155
Interest income of defaulted notes receivable from Participants	(169,247)

Total net income per the Form 5500	$373,207,245

7.	Federal Income Tax Status
The Company obtained a determination letter dated January 12, 2018, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving this determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

8.	Subsequent Events
There were no subsequent events identified through June 26, 2026, the date the financial statements were issued.

Ameren Corporation Savings Investment Plan
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund		$6,258,691.52

	Total Interest-bearing Cash			6,258,691.52

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund		111,661,902.48
*	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund		58,815,057.97
*	Pacific Investment Management Company	PIMCO Income Institutional Fund		27,103,815.43
*	Fidelity Management Trust Company	Fidelity Institutional Money Market Government Portfolio		5,381,807.39

	Total Mutual Funds			202,962,583.27

	Collective Investment Trusts
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index Retirement Fund W		125,197,687.47
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2030 Fund W		149,856,756.63
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2035 Fund W		137,800,381.33
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2040 Fund W		147,803,654.24
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2045 Fund W		174,580,234.21
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2050 Fund W		172,242,541.16
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2055 Fund W		132,732,459.37
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2060 Fund W		64,643,010.56
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2065 Fund W		26,412,053.04
*	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund F		602,483,316.08
*	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 Index Fund F		184,208,841.24
*	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index Fund F		137,753,299.09
*	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index Fund F		40,820,886.48
*	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund M		24,442,364.92
*	SEI Trust Company	Galliard Short Core Fund F		82,686,972.00
*	SEI Trust Company	Galliard Intermediate Core Fund L		123,897,380.00
*	SEI Trust Company	Short-Term Investment Fund II		8,362,836.00
*	Robeco Trust Company	Boston Partners Large Cap Value Equity Fund E		117,657,394.50
*	Hand Benefits and Trust Company	Snyder Capital Small/Mid Cap Value Fund R1		41,114,624.39
*	Wellington Management Company LLP	Wellington CIF II Core Plus Bond Portfolio		81,037,421.83
*	Lyrical Asset Management, L.P.	Lyrical US Value Equity CIT—Class C		98,008,731.46

	Total Collective Investment Trusts			2,673,742,846.00

	Common Stocks
*	AMEREN CORPORATION	3,742,606 Shares		373,736,635.16
	ADVANCED MICRO DEVICES INC	8,694 Shares		1,861,907.04
	ALPHABET INC CL C	14,047 Shares		4,407,948.60
	ALPHABET INC CL A	14,076 Shares		4,405,788.00
	AMAZON.COM INC	35,429 Shares		8,177,721.78
	APPLE INC	26,920 Shares		7,318,471.20
	APPLOVIN CORP	2,053 Shares		1,383,352.46
	AXON ENTERPRISE INC	945 Shares		536,693.85
	BOEING CO	9,225 Shares		2,002,932.00
	BOSTON SCIENTIFIC CORP	8,631 Shares		822,965.85
	BROADCOM INC	17,615 Shares		6,096,551.50
	CADENCE DESIGN SYSTEMS INC	6,930 Shares		2,166,179.40
	CONSTELLATION ENERGY CORP	5,223 Shares		1,845,129.21
	COSTCO WHOLESALE CORP	2,018 Shares		1,740,202.12
	CROWDSTRIKE HOLDINGS INC	3,555 Shares		1,666,441.80
	DATADOG INC CL A	5,471 Shares		744,001.29
	DEXCOM INC	11,079 Shares		735,313.23
	DISNEY (WALT) CO	15,176 Shares		1,726,573.52
	EDWARDS LIFESCIENCES CORP	14,399 Shares		1,227,514.75
	META PLATFORMS INC CL A	7,088 Shares		4,678,717.92
	GE AEROSPACE	6,985 Shares		2,151,589.55

(d) cost: Investment is participant directed, therefore historical cost is not required.

1

Ameren Corporation Savings Investment Plan
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	GOLDMAN SACHS GROUP INC	1,388 Shares		1,220,052.00
	HILTON WORLDWIDE HOLDINGS INC	4,954 Shares		1,423,036.50
	INTUITIVE SURGICAL INC	2,591 Shares		1,467,438.76
	KEYSIGHT TECHNOLOGIES INC	6,584 Shares		1,337,802.96
	ELI LILLY & CO	4,763 Shares		5,118,700.84
	MASTERCARD INC CL A	4,759 Shares		2,716,817.92
	MERCADOLIBRE INC	284 Shares		572,049.84
	MERCK & CO INC NEW	3,365 Shares		354,199.90
	MICROSOFT CORP	16,477 Shares		7,968,606.74
	NETFLIX INC	29,708 Shares		2,785,422.08
	NVIDIA CORP	56,142 Shares		10,470,483.00
	O’REILLY AUTOMOTIVE INC	11,191 Shares		1,020,731.11
	ORACLE CORP	6,619 Shares		1,290,109.29
	SERVICENOW INC	9,393 Shares		1,438,913.67
	SNOWFLAKE INC	8,910 Shares		1,954,497.60
	TESLA INC	9,844 Shares		4,427,043.68
	TEXAS INSTRUMENTS INC	5,600 Shares		971,544.00
	TOAST INC	20,261 Shares		719,468.11
	UBER TECHNOLOGIES INC	12,262 Shares		1,001,928.02
	VERTEX PHARMACEUTICALS INC	3,000 Shares		1,360,080.00
	VISA INC CL A	7,974 Shares		2,796,561.54
	WALMART INC	19,835 Shares		2,209,817.35
	SHOPIFY INC CL A	10,151 Shares		1,634,006.47
	AMPHENOL CORPORATION CL A	8,510 Shares		1,150,041.40
	ADIDAS AG	3,623 Shares		719,772.57
	SPOTIFY TECHNOLOGY SA	1,470 Shares		853,643.70
	TAIWAN SEMIC MFG CO LTD SP ADR	6,026 Shares		1,831,241.14
	ACV AUCTIONS INC CL A	31,316 Shares		251,154.32
	ADVANCED DRAINAGE SYSTEMS INC	4,240 Shares		614,079.20
	AMICUS THERAPEUTICS INC	56,000 Shares		797,440.00
	APPFOLIO INC—A	2,914 Shares		677,942.10
	BALDWIN INSURANCE GROUP INC/THE	26,580 Shares		638,717.40
	BWX TECHNOLOGIES INC	4,976 Shares		860,051.84
	BELLRING BRANDS INC	13,730 Shares		367,002.90
	BENTLEY SYS INC CL B	13,110 Shares		500,343.15
	BIO TECHNE CORP	10,530 Shares		619,269.30
	BRIGHT HORIZONS FAMILY SOLUTIONS INC	5,607 Shares		568,549.80
	BRINKS CO	5,353 Shares		624,855.69
	CARLYLE GROUP INC (THE)	13,988 Shares		826,830.68
	CARPENTER TECHNOLOGY CORP	1,920 Shares		604,492.80
	CASELLA WASTE SYS INC CL A	5,310 Shares		520,061.40
	CAVA GROUP INC	6,360 Shares		373,268.40
	CHEMED CORP	1,586 Shares		678,585.96
	CHURCHILL DOWNS INC	7,100 Shares		807,838.00
	CIENA CORP	5,250 Shares		1,227,817.50
	CLEAN HARBORS INC	2,090 Shares		490,063.20
	CLEARWATER ANALYTICS HOLDINGS INC	22,753 Shares		548,802.36
	COHERENT CORP	4,070 Shares		751,199.90
	CAMECO CORP	9,358 Shares		856,163.42
	CURTISS WRIGHT CORPORATION	1,280 Shares		705,625.60
	EVEREST GROUP LTD	2,603 Shares		883,328.05
	DONALDSON CO INC	7,890 Shares		699,527.40
	DOXIMITY INC	21,901 Shares		969,776.28
	DYNATRACE INC	14,271 Shares		618,505.14
	EAGLE MATERIALS INC	2,694 Shares		556,795.92
	ENCOMPASS HEALTH CORP	4,315 Shares		457,994.10
	EVERCORE INC A	1,920 Shares		653,280.00
	EXLSERVICE HOLDINGS INC	13,050 Shares		553,842.00

(d) cost: Investment is participant directed, therefore historical cost is not required.

2

Ameren Corporation Savings Investment Plan
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	F5 INC	2,500 Shares		638,150.00
	FIRST HORIZON CORP	32,880 Shares		785,832.00
	FRESHPET INC	7,237 Shares		440,950.41
	GLAUKOS CORP	5,030 Shares		567,937.30
	GLOBUS MEDICAL INC	12,330 Shares		1,076,532.30
	GUIDEWIRE SOFTWARE INC	2,209 Shares		444,031.09
	HALOZYME THERAPEUTICS INC	6,830 Shares		459,659.00
	HEALTHEQUITY INC	6,910 Shares		633,025.10
	INSMED INC	7,523 Shares		1,309,302.92
	INSPIRE MEDICAL SYSTEMS INC	4,814 Shares		443,995.22
	INSULET CORP	878 Shares		249,562.72
	KRYSTAL BIOTECH INC	1,301 Shares		320,748.54
	MARZETTI COMPANY/THE	2,704 Shares		444,591.68
	LANDBRIDGE CO LLC CLASS A	4,230 Shares		207,227.70
	LATTICE SEMICONDUCTOR CORP	11,310 Shares		832,189.80
	LINCOLN ELECTRIC HLDGS INC	2,760 Shares		661,406.40
	LOUISIANA PACIFIC CORP	3,840 Shares		310,118.40
	MADRIGAL PHARMACEUTICALS INC	1,700 Shares		989,978.00
	MANHATTAN ASSOCIATES INC	4,070 Shares		705,371.70
	MAPLEBEAR INC	10,168 Shares		457,356.64
	MUELLER INDUSTRIES INC	8,990 Shares		1,032,052.00
	NATIONAL VISION HOLDINGS INC	16,110 Shares		415,960.20
	NEXTPOWER INC	6,270 Shares		546,179.70
	NOVANTA INC	3,280 Shares		390,287.20
	ONTO INNOVATION INC	7,035 Shares		1,110,545.10
	PARSONS CORP	9,620 Shares		594,516.00
	PENUMBRA INC	2,090 Shares		649,801.90
	PLANET FITNESS INC CL A	7,290 Shares		790,746.30
	POOL CORP	2,400 Shares		549,000.00
	PRIMO BRANDS CORP A	49,080 Shares		802,458.00
	PURE STORAGE INC CL A	17,840 Shares		1,195,458.40
	Q2 HOLDINGS INC	10,860 Shares		783,657.60
	REGAL REXNORD CORP	3,170 Shares		444,814.40
	RELIANCE INC	1,660 Shares		479,524.20
	GENEDX HOLDINGS CORP-A	3,158 Shares		410,729.48
	TPG INC	8,843 Shares		564,537.12
	TALEN ENERGY CORP	2,930 Shares		1,098,281.20
	TERADYNE INC	4,220 Shares		816,823.20
	TRANSUNION	5,010 Shares		429,607.50
	TWIST BIOSCIENCE CORP	22,043 Shares		699,203.96
	WAYSTAR HOLDING CORP	20,644 Shares		676,091.00
	WESTERN ALLIANCE BANCORP	5,284 Shares		444,225.88
	WILLSCOT HOLDINGS CORP	16,320 Shares		307,305.60
	NVENT ELECTRIC PLC	6,900 Shares		703,593.00
	FIRSTSERVICE CORP	2,056 Shares		319,769.68
	SHARKNINJA INC	5,660 Shares		633,354.00
	ABIOMED INC	2,179 Shares		5,033.49
	iShares Russell 2000 Growth ETF	1,658 Shares		535,550.58
	ABM INDUSTRIES INC	7,732 Shares		327,063.60
	AZZ INC	2,252 Shares		241,369.36
	ACADEMY SPORTS & OUTDOORS INC	8,850 Shares		442,146.00
	ADTALEM GLOBAL EDUCATION INC	4,433 Shares		458,682.51
	AECOM	3,444 Shares		328,316.52
	ALIGN TECHNOLOGY INC	1,741 Shares		271,857.15
	ARAMARK	7,389 Shares		272,358.54
	ARCHROCK INC	12,013 Shares		312,578.26
	ARES CAPITAL CORP	14,783 Shares		299,060.09
	ARROW ELECTRONICS INC	3,177 Shares		350,041.86

(d) cost: Investment is participant directed, therefore historical cost is not required.

3

Ameren Corporation Savings Investment Plan
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	ASSURANT INC	1,633 Shares		393,308.05
	AVANTOR INC	15,958 Shares		182,878.68
	AVNET INC	6,744 Shares		324,251.52
	AXCELIS TECHNOLOGIES INC	3,991 Shares		320,636.94
	AXOS FINANCIAL INC	3,647 Shares		314,225.52
	BGC GROUP INC A	30,755 Shares		274,642.15
	BIOGEN INC	1,808 Shares		318,189.92
	BOYD GAMING CORP	4,132 Shares		352,211.68
	BRINKS CO	5,062 Shares		590,887.26
	BUILDERS FIRSTSOURCE	4,476 Shares		460,535.64
	CDW CORPORATION	1,847 Shares		251,561.40
	CH ROBINSON WORLDWIDE INC	3,513 Shares		564,749.88
	CADENCE BANK	9,083 Shares		389,115.72
	CARGURUS INC CL A	13,915 Shares		533,640.25
	CATALYST PHARMACEUTICALS INC	9,399 Shares		219,372.66
	CAVCO INDUSTRIES INC	799 Shares		472,001.26
	CENTENE CORP	13,335 Shares		548,735.25
	CIRRUS LOGIC INC	2,532 Shares		300,042.00
	COCA COLA CONSOLIDATED INC	5,303 Shares		812,949.90
	COLUMBIA BANKING SYSTEMS INC	11,832 Shares		330,704.40
	COMMERCIAL METALS CO	6,186 Shares		428,194.92
	CONCENTRIX CORP	5,973 Shares		248,357.34
	CHECK POINT SOFTWARE TECHS LTD	2,426 Shares		450,168.56
	CROWN HOLDINGS INC	3,638 Shares		374,604.86
	WHITE MOUNTAINS INS GROUP LTD	183 Shares		380,279.49
	FLEX LTD	10,394 Shares		628,005.48
	DAVITA INC	2,177 Shares		247,328.97
	METHANEX CORP	12,345 Shares		490,343.40
	DOUBLEVERIFY HOLDINGS INC	19,396 Shares		221,890.24
	AXIS CAPITAL HOLDINGS LTD	3,544 Shares		379,526.96
	RENAISSANCERE HLDGS LTD	2,510 Shares		705,711.60
	EAST WEST BANCORP INC	5,576 Shares		626,686.64
	ELEMENT SOLUTIONS INC	13,796 Shares		344,762.04
	ENERSYS INC	3,815 Shares		559,851.25
	EPAM SYSTEMS INC	2,145 Shares		439,467.60
	EQUITABLE HOLDINGS INC	4,012 Shares		191,171.80
	ESSENTIAL PROPERTIES REALTY TRUST INC	9,551 Shares		283,282.66
	EURONET WORLDWIDE INC	3,422 Shares		260,448.42
	EVERCORE INC A	3,451 Shares		1,174,202.75
	FEDERAL AGRI MTG NON VTG CL C	2,471 Shares		433,833.47
	FIRST ADVANTAGE CORP	24,527 Shares		356,377.31
	FIRST AMERICAN FINANCIAL CORP	8,108 Shares		498,155.52
	FIRST HORIZON CORP	11,967 Shares		286,011.30
	FIRST INDUSTRIAL REALTY TRUST	5,253 Shares		300,839.31
	FIRSTCASH HOLDINGS INC	5,990 Shares		954,686.20
	FRONTDOOR INC	14,067 Shares		811,525.23
	GAP INC	11,682 Shares		299,059.20
	GIBRALTAR INDUSTRIES INC	4,788 Shares		236,718.72
	GRAND CANYON EDUCATION INC	3,506 Shares		583,082.86
	GRANITE CONSTRUCTION INC	4,754 Shares		548,373.90
	GREEN BRICK PARTNERS INC	3,693 Shares		231,403.38
	GROUP 1 AUTOMOTIVE INC	1,045 Shares		410,998.50
	HNI CORP	8,510 Shares		357,760.40
	HALLIBURTON CO	14,168 Shares		400,387.68
	HALOZYME THERAPEUTICS INC	4,349 Shares		292,687.70
	HANCOCK WHITNEY CORP	5,890 Shares		375,075.20
	HARMONY BIOSCIENCES HOLDINGS INC	7,793 Shares		291,614.06
	HOME BANCSHARES INC	10,949 Shares		304,163.22

(d) cost: Investment is participant directed, therefore historical cost is not required.

4

Ameren Corporation Savings Investment Plan
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	HOULIHAN LOKEY	1,605 Shares		279,574.95
	HURON CONSULTING GROUP INC	3,387 Shares		585,646.17
	INGREDION INC	4,036 Shares		445,009.36
	INSTALLED BUILDING PRODUCTS INC	685 Shares		177,682.15
	INTERDIGITAL INC	1,086 Shares		345,760.68
	JACOBS SOLUTIONS INC	2,164 Shares		286,643.44
	JEFFERIES FINANCIAL GROUP INC	4,115 Shares		255,006.55
	JONES LANG LASALLE INC	1,844 Shares		620,450.68
	KBR INC	9,386 Shares		377,317.20
	KIMCO REALTY CORPORATION	15,307 Shares		310,272.89
	KONTOOR BRANDS INC	6,057 Shares		370,022.13
	KORN FERRY	4,112 Shares		271,474.24
	KYNDRYL HOLDINGS INC	8,370 Shares		222,307.20
	LCI INDUSTRIES	3,086 Shares		374,455.24
	LAMAR ADVERTISING CO CL A	2,453 Shares		310,500.74
	LAUREATE EDUCATION INC	20,350 Shares		685,184.50
	LEAR CORP NEW	2,870 Shares		328,902.00
	LEGALZOOM.COM INC	43,290 Shares		429,869.70
	LITHIA MOTORS INC CL A	1,432 Shares		475,896.56
	LITTELFUSE INC	866 Shares		219,028.72
	LIVERAMP HOLDINGS INC	8,277 Shares		243,095.49
	STEVEN MADDEN LTD	7,851 Shares		326,915.64
	MAGNITE INC	41,873 Shares		679,598.79
	MAPLEBEAR INC	8,192 Shares		368,476.16
	MATSON INC	2,867 Shares		354,217.85
	MAXIMUS INC	4,840 Shares		417,788.80
	MODINE MANUFACTURING CO	1,959 Shares		261,546.09
	MOLINA HEALTHCARE INC	1,601 Shares		277,837.54
	MURPHY USA INC	1,301 Shares		524,979.52
	NETAPP INC	3,689 Shares		395,055.01
	NEUROCRINE BIOSCIENCES INC	1,913 Shares		271,320.79
	VIPER ENERGY INC A	17,697 Shares		683,635.11
	NISOURCE INC	7,524 Shares		314,202.24
	GEN DIGITAL INC	26,685 Shares		725,565.15
	OGE ENERGY CORP	5,343 Shares		228,146.10
	OPTION CARE HEALTH INC	15,728 Shares		501,094.08
	BLUE OWL CAPITAL CORP	21,171 Shares		263,155.53
	PEGASYSTEMS INC	6,654 Shares		397,376.88
	PENNYMAC FINANCIAL SERVICES INC	3,043 Shares		401,189.12
	PERMIAN RESOURCES CORP CL A	21,165 Shares		296,944.95
	PINNACLE FINL PARTNERS INC	3,421 Shares		326,397.61
	PREFERRED BANK LOS ANGELES	3,639 Shares		343,630.77
	PRIMO BRANDS CORP A	15,645 Shares		255,795.75
	QORVO INC	4,766 Shares		402,774.66
	QNITY ELECTRONICS INC	2,099 Shares		171,383.35
	QUEST DIAGNOSTICS INC	3,113 Shares		540,198.89
	RANGE RESOURCES CORP	9,990 Shares		352,247.40
	RELIANCE INC	1,191 Shares		344,044.17
	ROYAL GOLD INC	1,109 Shares		246,519.61
	SS&C TECHNOLOGIES HOLDINGS INC	4,240 Shares		370,660.80
	SMITH (AO) CORP	2,826 Shares		189,002.88
	STERLING INFRASTRUCTURE INC	846 Shares		259,070.58
	STIFEL FINANCIAL CORP	1,923 Shares		240,798.06
	STONEX GROUP INC	5,168 Shares		491,631.84
	TD SYNNEX CORP	4,996 Shares		750,549.08
	TALEN ENERGY CORP	660 Shares		247,394.40
	TAYLOR MORRISON HOME CORP	5,570 Shares		327,905.90
	TENET HEALTHCARE CORP	3,084 Shares		612,852.48

(d) cost: Investment is participant directed, therefore historical cost is not required.

5

Ameren Corporation Savings Investment Plan
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	TWILIO INC CLASS A	4,200 Shares		597,408.00
	US FOODS HOLDING CORP	8,133 Shares		612,577.56
	UNIVERSAL HEALTH SVCS INC CL B	2,060 Shares		449,121.20
	UNUM GROUP	3,777 Shares		292,717.50
	UPWORK INC	30,881 Shares		612,061.42
	URBAN OUTFITTERS	4,962 Shares		373,440.12
	VALVOLINE INC	10,505 Shares		305,275.30
	VISTEON CORP	3,124 Shares		297,092.40
	VONTIER CORP W/I	7,855 Shares		292,048.90
	VOYA FINANCIAL INC	10,213 Shares		760,766.37
	WEBSTER FINANCIAL	5,800 Shares		365,052.00
	WEX INC	1,917 Shares		285,594.66
	WINTRUST FINANCIAL CORP	2,383 Shares		333,191.06
	WYNDHAM HOTELS & RESORTS INC	3,224 Shares		243,605.44
	ASSURED GUARANTY LTD	7,305 Shares		656,500.35
	ICON PLC	2,376 Shares		432,954.72
	TECHNIPFMC PLC	18,563 Shares		827,167.28
	SENSATA TECHNOLOGIES HOLDING PLC	13,719 Shares		456,705.51
	ESSENT GROUP LTD	5,489 Shares		356,839.89
	WEATHERFORD INTERNATIONAL PLC	3,993 Shares		312,492.18
	SOUTH BOW CORP	14,279 Shares		392,244.13
	SHARKNINJA INC	7,272 Shares		813,736.80
	ADMA BIOLOGICS INC	31,080 Shares		566,899.20
	API GROUP CORP	12,990 Shares		496,997.40
	ADAPTIVE BIOTECHNOLOGIES CORP	20,590 Shares		334,381.60
	AFFIRM HOLDINGS INC	8,440 Shares		628,189.20
	ALKAMI TECHNOLOGY INC	14,540 Shares		335,437.80
	ASTERA LABS INC	1,930 Shares		321,074.80
	AXON ENTERPRISE INC	1,220 Shares		692,874.60
	BIO TECHNE CORP	9,880 Shares		581,042.80
	BLOOM ENERGY CORP CL A	5,140 Shares		446,614.60
	BLUE OWL CAPITAL INC A	43,640 Shares		651,981.60
	BUILDERS FIRSTSOURCE	4,710 Shares		484,611.90
	CH ROBINSON WORLDWIDE INC	5,510 Shares		885,787.60
	CASELLA WASTE SYS INC CL A	7,020 Shares		687,538.80
	CELSIUS HOLDINGS INC	15,310 Shares		700,279.40
	CLEAN HARBORS INC	2,430 Shares		569,786.40
	COHERENT CORP	2,090 Shares		385,751.30
	COMFORT SYSTEMS USA INC	3,289 Shares		3,069,590.81
	COMMVAULT SYSTEMS INC	4,690 Shares		587,938.40
	CORE SCIENTIFIC INC	13,750 Shares		200,200.00
	DESCARTES SYS GROUP INC	6,580 Shares		576,802.80
	DUTCH BROS INC	10,620 Shares		650,156.40
	DYNATRACE INC	15,020 Shares		650,966.80
	F5 INC	2,630 Shares		671,333.80
	FIFTH THIRD BANCORP	10,600 Shares		496,186.00
	GLOBE LIFE INC	5,820 Shares		813,985.20
	HEALTHEQUITY INC	9,210 Shares		843,728.10
	HEICO CORP CL A	3,880 Shares		979,428.40
	HUBSPOT INC	1,307 Shares		524,499.10
	IDEX CORPORATION	3,970 Shares		706,421.80
	INSMED INC	4,250 Shares		739,670.00
	IONQ INC	5,990 Shares		268,771.30
	JABIL INC	3,250 Shares		741,065.00
	KEYCORP	35,630 Shares		735,403.20
	KRATOS DEFENSE & SEC SOLTN INC	4,400 Shares		334,004.00
	LPL FINL HLDGS INC	3,350 Shares		1,196,519.50
	LINCOLN ELECTRIC HLDGS INC	3,335 Shares		799,199.40

(d) cost: Investment is participant directed, therefore historical cost is not required.

6

Ameren Corporation Savings Investment Plan
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

Name of plan sponsor: Ameren Corporation
Employer identification number: 43-1723446
Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	MKS INC	4,690 Shares		749,462.00
	MACOM TECHNOLOGY SOLUTIONS HOLDINGS INC	2,270 Shares		388,805.60
	MASIMO CORP	5,580 Shares		725,734.80
	NATERA INC	3,170 Shares		726,215.30
	OPTION CARE HEALTH INC	12,590 Shares		401,117.40
	PACKAGING CORP OF AMERICA	2,830 Shares		583,630.90
	PERMIAN RESOURCES CORP CL A	33,610 Shares		471,548.30
	PRIMORIS SVCS CORP	2,040 Shares		253,245.60
	PURE STORAGE INC CL A	9,400 Shares		629,894.00
	RED ROCK RESORTS INC	11,490 Shares		711,805.50
	REGAL REXNORD CORP	4,200 Shares		589,344.00
	REVOLUTION MEDICINES INC	13,090 Shares		1,042,618.50
	RHYTHM PHARMACEUTICALS INC	6,420 Shares		687,196.80
	ROCKET LAB CORP	17,560 Shares		1,224,985.60
	ROKU INC CLASS A	10,820 Shares		1,173,861.80
	RYAN SPECIALTY HOLDINGS INC	8,030 Shares		414,588.90
	SAMSARA INC	18,010 Shares		638,454.50
	GENEDX HOLDINGS CORP-A	3,420 Shares		444,805.20
	SEMTECH CORP	8,550 Shares		630,049.50
	SILICON LABORATORIES INC	5,300 Shares		692,710.00
	TALEN ENERGY CORP	1,230 Shares		461,053.20
	TAPESTRY INC	10,950 Shares		1,399,081.50
	TOAST INC	12,560 Shares		446,005.60
	TRANSUNION	9,230 Shares		791,472.50
	VAXCYTE INC	16,930 Shares		781,150.20
	WYNN RESORTS LTD	5,780 Shares		695,507.40
	XPO INC	5,670 Shares		770,609.70
	XENON PHARMACEUTICALS INC	6,200 Shares		277,884.00
	TECHNIPFMC PLC	11,520 Shares		513,331.20
	FTAI AVIATION LTD	9,360 Shares		1,842,516.00
	SHARKNINJA INC	8,090 Shares		905,271.00
	ABIVAX SA ADR	5,140 Shares		693,154.70
	ASCENDIS PHARMA AS SPON ADR	11,610 Shares		2,475,716.40
	BICYCLE THERAPEUTICS LTD ADR	6,190 Shares		43,825.20
	LEGEND BIOTECH CORP SPON ADR	16,230 Shares		352,840.20

	Total Common Stocks			649,451,278.92

	Notes Receivable
* / **	Participants	Participant Loans		37,600,057.01

				3,570,015,456.72

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through December 2036.

(d) cost: Investment is participant directed, therefore historical cost is not required.

7

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN ADMINISTRATIVE COMMITTEE
(Administrator)

By:	/s/ Rupinder Budhan
Rupinder Budhan
Member of the Administrative Committee

June 26, 2026

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm